Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene N.V.’s unaudited interim condensed consolidated financial statements as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021 included as Exhibit 99.2 to this report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto included in our annual report for the year ended December 31, 2020 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended, on April 15, 2021 (the “Annual Report”).

Unless otherwise indicated or the context otherwise requires, all references to “Centogene N.V.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Centogene N.V. and its subsidiaries.

The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions.

This discussion and analysis is dated as of June 16, 2021.

Overview

We are a commercial-stage company with our core businesses focused on rare diseases that transforms real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. Our platform includes multiomic data (such as epidemiologic, phenotypic and genetic and other data) that reflects a global population, and also a biobank of these patients’ blood samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We have identified three reportable segments:

●	Pharmaceutical. Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, access to rare disease patients and their biomaterials, and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. In addition, we have a variety of biomarker programs, and we are also pursuing a multi-omics approach, with a focus on the metabolome, to enhance diagnostic yields beyond genetic sequencing and testing and build a biomarker discovery pipeline for rare diseases. Our novel approach includes a tandem mass spectrometry methodology and artificial intelligence and, combined with the large volume of datasets in our global rare disease platform, has demonstrated value by enhancing diagnostic information and contributing to our biomarker pipeline. Such and other biomarker candidates are then further validated and optimized in epidemiological clinical trials.

●	Diagnostics. Our diagnostics segment provides genome, exome and targeted genetic sequencing, testing and interpretation as well as other diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of March 31, 2021, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests. In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow our repository and our CentoMD database.

●	COVID-19 testing. While not a core business, our COVID-19 testing business has been managed and reported as a separate segment since the third quarter of 2020 due to its financial significance for our Company. We started offering COVID-19 testing in March 2020. Our initial COVID-19 test was a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SARS-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It has also been validated in the College of American Pathologists (CAP) / Clinical Laboratory Improvement Amendments of 1988 (CLIA) / International Organization for Standardization (ISO) certified analytical laboratory and has received Emergency Use Authorization (EUA) from the Food and Drug Administration (FDA) for use by authorized laboratories. The majority of these tests are performed in airport locations at the Frankfurt, Hamburg, Dusseldorf, and Berlin airports. Furthermore, tests are offered through collaborations with the state government and other companies. The vast majority of our testing volume is RT-PCR testing whereby we also offer antigen testing, genotyping analysis and full virus genome sequencing.

In the three months ended March 31, 2021, we received over 882,000 total test requests, of which 852,200 account for COVID-19 tests. Excluding the COVID-19 test requests, we received 29,800 test requests in the three months ended March 31, 2021, representing a 7.5% decrease as compared to the three months ended March 31, 2020 of 32,200 non-COVID-19 related test requests.

Our revenue for the three months ended March 31, 2021 was €64,960 thousand, an increase of €52,855 thousand, or 436.6%, from €12,105 thousand for the three months ended March 31, 2020. Our pharmaceutical, diagnostics and COVID-19 segments contributed 5.6%, 9.8% and 84.6%, respectively, of our total revenues for the three months ended March 31, 2021, as compared to 37.6%, 62.3% and 0.1% for the pharmaceutical, diagnostics and COVID-19 segments, respectively, of our total revenues for the three months ended March 31, 2020. The number of test requests received by our pharmaceutical segment in the three months ended March 31, 2021 was 13,800, representing a decrease of 21.6% as compared to 17,600 test requests received in the three months ended March 31, 2020, due to sustained negative effects of the pandemic since the second quarter of 2020. Test requests received by our diagnostics segment in the three months ended March 31, 2021, was 13,100, representing an increase of 3.1% as compared to 12,700 in the three months ended March 31, 2020. The number of test requests received by our COVID-19 segment in the three months ended March 31, 2021, was 852,200, compared to 300 in the three months ended March 31, 2020.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers, knowledge-based platform and interpretation-based solutions. For the three months ended March 31, 2021, we incurred research and development expenses of €4,335 thousand, an increase of €1,644 thousand, or 61.1%, from €2,691 thousand for the three months ended March 31, 2020. We received 2,900 test requests for our internal research and development projects in the three months ended March 31, 2021, representing an increase of 53% as compared to 1,900 test requests in the three months ended March 31, 2020.

For the three months ended March 31, 2021, our loss before taxes was €4,889 thousand, a decrease of €3,718 thousand, or 43%, from €8,607 thousand for the three months ended March 31, 2020.

Recent Developments

Effect of the COVID-19 Pandemic

The COVID-19 pandemic, which began in December 2019, has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and mandatory maintenance of physical distance between individuals.

Since the second quarter of 2020, the COVID-19 pandemic has resulted in a slowdown in our Diagnostics and Pharmaceutical businesses. As part of the Company’s initiative to assist local, national and international authorities as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, the Company commenced testing for COVID-19 in March 2020.

During the three months ended March 31, 2021, we continued the COVID-19 testing activities started in 2020 with a leading role in providing testing services at airports in Germany. Furthermore, new variants of the virus have emerged since mid-December 2020. How these mutations develop and their impact on the effectiveness of vaccines is not yet fully clear. Furthermore, vaccination campaigns in several countries started during the three months ended March 31, 2021, and due to the expected increasing availability of vaccines in 2021, the expectation is that governments will further reduce restrictions during 2021. How and when this, and possible travel related testing, would affect the potential prolongation of the need for testing on a broader scale is not clear yet.

Total investments in COVID-19 testing as of March 31, 2021 amounted to €1,770 thousand, of which €1,416 thousand are property, plant and equipment. An amount of €354 thousand is included in intangible assets and relates to the development of the Corona Test Portal.

Although we are taking a number of measures aimed at minimizing disruptions to our business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us, the full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, which could result in an unforeseen negative impact on our business and our future results of operations.

Research and Development

Despite the disruption from the COVID-19 pandemic, we continued to expand our medical and genetic knowledge of rare genetic diseases, with the vision of shortening the diagnostics process for rare disease patients and accelerating the development of new orphan drugs. In particular, we entered into a collaboration with Alector subsequent to March 31, 2021 to accelerate diagnosis for patients with Genetic Neurogenerative Disease. The new clinical study helps identify patients with genetic forms of Frontotemporal Dementia in order to diagnose, understand and cure the disease.

As of March 31, 2021, our global proprietary rare disease platform included a real-world data repository with approximately 628 thousand patients representing 120 different countries, an increase of 5% as compared to the number of patients in our platform as of December 31, 2020 of 600 thousand patients. The size of this repository is significant when it is understood that datasets of as low as 20 patients can improve diagnostics interpretation power and accelerate pharmaceutical validation.

Financial Operations Overview

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform, as well as from our COVID-19 testing solution.

Besides the recent impact of our COVID-19 testing related revenue, we expect our revenue to increase over time as we continue to expand our commercial efforts internationally with a focus on further growth in our pharmaceutical segment. Within our core business, we expect revenue from our diagnostics segment to grow in absolute terms but decrease as a percentage of total revenue if there is growth in our pharmaceutical segment. The development of the COVID-19 testing revenues will strongly depend on the further development of the COVID-19 pandemic.

Changes in revenue mix between our pharmaceutical, diagnostics and COVID-19 segments can impact our results period over period. We typically incur lower costs for the provision of solutions in our pharmaceutical segment and therefore generate higher returns from our pharmaceutical segment contracts than from our diagnostics and COVID-19 segment contracts.

Results of Operations

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

	For the Three Months Ended
	March 31,
	2020	2021

	(unaudited,
	€ in thousands)
Condensed consolidated statement of comprehensive loss:
Revenue	12,105	64,960
Cost of sales	7,018	51,947
Gross profit	5,087	13,013
Research and development expenses	2,691	4,335
General administrative expenses	7,898	11,596
Selling expenses	2,326	1,949
Impairment of financial assets	1,174	95
Other operating income	945	366
Other operating expenses	101	34
Operating loss	(8,158)	(4,630)
Interest and similar expenses	449	259
Finance costs, net	(449)	(259)
Loss before taxes	(8,607)	(4,889)
Income tax expenses	129	—
Loss for the period	(8,736)	(4,889)
Other comprehensive income/(loss)	76	121
Total comprehensive loss for the period	(8,660)	(4,768)
Attributable to:
Equity holders of the parent	(8,599)	(4,803)
Non-controlling interests	(61)	35
	(8,660)	(4,768)

Loss per share – Basic and diluted (in €)	(0.43)	(0.22)

Revenue

Our total revenues for the three months ended March 31, 2021 were €64,960 thousand representing an increase of €52,855 thousand, or 436.6% as compared to the three months ended March 31, 2020.

The graphic below shows the number of test requests for the diagnostics, pharmaceutical and COVID-19 segments, as well as the number of test requests received for our internal research projects during the three months ended March 31, 2021 and 2020.

The breakdown of our revenue by segment was as follows:

	For the Three Months
	Ended March 31,
	2020	2021

	(unaudited,
	€ in thousands)
Revenue by segment:
Pharmaceutical	4,550	3,598
Diagnostics	7,542	6,383
COVID-19	13	54,979
Total Revenue	12,105	64,960

Revenues from Pharmaceutical segment

Revenues from our pharmaceutical segment were €3,598 thousand for the three months ended March 31, 2021, a decrease of €952 thousand, or 21%, from €4,550 thousand for the three months ended March 31, 2020. Our partnership agreements are structured on a fee per sample basis, milestone basis, fixed fee basis, royalty basis or a combination thereof. The 21% decrease was primarily due to the impact of the COVID-19 pandemic, which slowed the clinical studies of our pharmaceutical partners.

During the three months ended March 31, 2021, we entered into five new collaborations and successfully completed 16 collaborations resulting in a total of 55 active collaborations at March 31, 2021, compared to 66 active collaborations at December 31, 2020 and 64 active collaborations as of March 31, 2020. Revenues from our new collaborations totalled €76 thousand for the three months ended March 31, 2021 with no upfront payments.

The graphs below show our revenues for the three months ended March 31, 2021 and 2020, resulting from our collaborations with our pharmaceutical partners, split between drug development stages:

During the three months ended March 31, 2021, revenues from one pharmaceutical partner represented 4.7% (or 30.5% if COVID-19 revenues are excluded) of our total revenue, as compared to 26.4% for the three months ended March 31, 2020.

Revenues from Diagnostics segment

Revenues from our diagnostics segment were €6,383 thousand for the three months ended March 31, 2021, a decrease of €1,159 thousand, or 15%, from €7,542 thousand for the three months ended March 31, 2020. We received approximately 13,100 test requests in our diagnostics segment during the three months ended March 31, 2021, representing an increase of approximately 3.1% as compared to approximately 12,700 test requests received for the three months ended March 31, 2020.

For the three months ended March 31, 2021 and 2020, our total diagnostic segment revenues were split amongst our primary testing products as follows:

The decrease in revenues, due to the pandemic, was primarily related to a decrease in test requests for WES and WGS during the three months ended March 31, 2021. Total revenues from WES and WGS for the three months ended March 31, 2021 amounted to €3,159 thousand, representing a decrease of 24% as compared to €4,155 thousand for the three months ended March 31, 2020. The total number of WES and WGS test requests received in the diagnostics segment for the three months ended March 31, 2021 was approximately 4,000, representing a decrease of 11% as compared to approximately 4,500 test requests received for the three months ended March 31, 2020.

Revenues from COVID-19 testing segment

Revenues generated from our COVID-19 business for the three months ended March 31, 2021 amounted to €54,979 thousand. We received 852,200 thousand requests for our COVID-19 tests in the three months ended March 31, 2021 as compared to 300 in the three months ended March 31, 2020. During the three months ended March 31, 2021, revenues from two COVID-19 testing partners represented 17.1%and 4.4% respectively, of our total revenues.

Revenue by geographical region

The breakdown of our revenue from all of our segments, in the aggregate, by geographical region was as follows:

	For the Three Months
	Ended March 31,
	2020	2021

	(unaudited,
	€ in thousands)
Revenue by geographical region:
Europe	1,661	55,484
of which: Germany	92	52,398
of which: Netherlands	—	1,770
Middle East	4,418	4,164
North America	5,123	4,649
of which: United States	4,974	4,588
Latin America	746	425
Asia Pacific	157	238
Total Revenue	12,105	64,960

In cases where our pharmaceutical partners are developing a new rare disease treatment, we generally anticipate that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics and COVID-19 segments is based on the location of each customer.

Our North America region contributed €4,649 thousand to revenues for the three months ended March 31, 2021, a decrease of €474 thousand, or 9.3%, from €5,123 thousand for the three months ended March 31, 2020, primarily driven by the decrease in revenues from our pharmaceutical segment, of which over 94.6% are allocated to the North America region. Revenues from the North America region represented 7.2%, of our total revenues for the three months ended March 31, 2021, as compared to 42.3% for the three months ended March 31, 2020.

Our Middle East region contributed €4,164 thousand to revenues for the three months ended March 31, 2021, a decrease of €254 thousand, or 5.7%, from €4,418 thousand for the three months ended March 31, 2020. This revenue decline was primarily attributable to the decrease in diagnostic sales.

Our Europe region contributed €55,484 thousand to revenue for the three months ended March 31, 2021, an increase of €53,823 thousand, or 3240%, from €1,661 thousand for the three months ended March 31, 2020. This increase was mainly driven by revenues from our COVID-19 testing during the year, as over 94.4% of such revenues were generated in Germany. Revenues from the Europe region represented 85.4% of our total revenues for the three months ended March 31, 2021 as compared to 13.7% for the three months ended March 31, 2020.

Cost of Sales

Cost of sales increased by €44,929 thousand, or 640.2%, to €51,947 thousand for the three months ended March 31, 2021, from €7,018 thousand for the three months ended March 31, 2020. Cost of sales for the three months ended March 31, 2021 represented 80.0% of total revenue, representing an increase of 22.0 percentage points as compared to 58.0% for the three months ended March 31, 2020.

Cost of sales incurred by our pharmaceutical and diagnostics segments for the three months ended March 31, 2021 represented 60.4% and 63.2% of revenues from the respective segments, an increase of 18.8 percentage points and decrease of 4.6 percentage points, respectively, as compared to 41.6% and 67.8%, respectively, for the three months ended March 31, 2020. The increase for our pharmaceutical segment was mainly due to a relatively larger portion of revenues from clinical study related collaborations, where higher staff costs and consumables were incurred, as compared to patient screening collaborations in prior years, where the consumable costs were comparatively low due to less expensive technologies being used in testing. The decrease for the diagnostics segment was mainly due to operational efficiency improvements, resulting in lower consumable costs per test being performed in the three months ended March 31, 2021.

Cost of sales incurred by our COVID-19 segment for the three months ended March 31, 2021 represent 83.4% of the revenues for the segment.

Gross Profit

As a result of the above factors, our gross profit increased by €7,926 thousand, or 155.8%, to €13,013 thousand for the three months ended March 31, 2021, from €5,087 thousand for the three months ended March 31, 2020.

Research and Development Expenses

Research and development expenses increased by €1,644 thousand, or 61.1%, to €4,335 thousand for the three months ended March 31, 2021, from €2,691 thousand for the three months ended March 31, 2020. The increase mainly represents personnel costs and IT-related expenses incurred in the research phase that do not qualify for capitalization.

General Administrative Expenses

General administrative expenses increased by €3,698 thousand, or 46.8%, to €11,596 thousand for the three months ended March 31, 2021, from €7,898 thousand for the three months ended March 31, 2020, principally due to increased personnel costs, legal and administrative costs and additional expenditure on IT support and data centers. In addition, the corporate expenses included share-based compensation expenses of EUR 2,042k for the three months ended March 31, 2021, an increase of EUR 985k as compared to EUR 1,057k for the three months ended March 31, 2020.

Selling Expenses

Selling expenses for the three months ended March 31, 2021 were €1,949 thousand, representing a decrease of €377 thousand, or 16.2% as compared to €2,326 thousand for the three months ended March 31, 2020. The decrease for the three months ended March 31, 2021 was principally due to a reduction in personnel expenses as well as a decrease in expenses incurred for conferences and exhibitions due to travel restrictions and other social-distancing measures as a result of the COVID-19 pandemic.

Impairment of financial assets

Impairment expenses for financial assets for the three months ended March 31, 2021 were €95 thousand, representing a decrease of €1,079 thousand from €1,174 thousand for the three months ended March 31, 2020. The impairment recorded at March 31, 2020 was related to the re-assessment of the receivables and contract assets arising from contracts with customers, partly due to the effect of the COVID-19 pandemic.

Other Operating Income / (Expenses)

Other operating income decreased by €579 thousand, or 61.3%, to €366 thousand for the three months ended March 31, 2021, from €945 thousand for the three months ended March 31, 2020, principally due to lower grant income received during the period.

Other operating expenses decreased by €67 thousand, or 66.3% to €34 thousand in the three months ended March 31, 2021, compared to the three months ended March 31, 2020.

Interest and Similar Income / (Expenses)

Net financial costs decreased by €190 thousand to €259 thousand for the three months ended March 31, 2021, from €449 thousand for the three months ended March 31, 2020, principally due to a foreign exchange loss of €147 thousand in the three months ended March 31, 2020.

Loss Before Taxes

As a result of the factors described above, our loss before taxes for the three months ended March 31, 2021 was €4,889 thousand, representing a decrease of €3,718 thousand from a loss before taxes of €8,607 thousand for the three months ended March 31, 2020.

Segment Adjusted EBITDA

We evaluate segment performance based on segment results and measure it with reference to Adjusted EBITDA. Adjusted EBITDA is a financial measure which is not prescribed by IFRS, which we define as income/loss before finance costs (net), taxes, and depreciation and amortization (including impairments), adjusted to exclude corporate expenses as well as share-based payment expenses. Our Segment Adjusted EBITDA was as follows:

	For the Three Months
	Ended March 31,
	2020	2021

	(unaudited,
	€ in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	2,608	1,497
Diagnostics	138	1,054
COVID-19	(51)	10,167
Total segment Adjusted EBITDA	2,695	12,718

Adjusted EBITDA from our pharmaceutical segment for the three months ended March 31, 2021 was €1,497 thousand representing a decrease of €1,111 thousand, as compared to €2,608 thousand for the three months ended March 31, 2020. The decrease was primarily attributable to the decrease in revenues from the pharmaceutical segment, as well as the increase in cost of sales.

Adjusted EBITDA from our diagnostics segment for the three months ended March 31, 2021, was €1,054 thousand, an increase of €916 thousand as compared to €138 thousand for the three months ended March 31, 2020. The increase is mainly due to an impairment of financial assets of €1,174 thousand recognized for the three months ended March 31, 2020, compared to €95 thousand for the three months ended March 31, 2021.

Adjusted EBITDA from our COVID-19 segment for the three months ended March 31, 2021 was positive €10,167 thousand as compared to a negative €51 thousand for the three months ended March 31, 2020.

Liquidity and Capital Resources

Our cash requirements are principally for working capital and capital expenditures of all our businesses, including expansions and improvements to our laboratory facilities, technology infrastructure and research and development activities. In fiscal year 2021 and beyond, we anticipate that our capital expenditures in our rare disease business will increase from prior periods as we continue to increase our research and development efforts. Historically, our main source of liquidity has been our secured loans, municipal loans and government funding of research programs, and proceeds from our initial and July 2020 follow-on equity offerings.

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, and the impact of the COVID-19 pandemic on financial markets and the global economy.

Our known material liquidity needs for periods beyond the next twelve months are described below under “Contractual Obligations and Commitments”. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for more than 12 months.

Comparative Cash Flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2021 and 2020:

	For the Three Months
	Ended March 31,
	2020	2021

	(unaudited,
	€ in thousands)
Consolidated statement of cash flows:
Cash flow (used in) / from operating activities	(4,166)	242
Cash flow (used in) / from investing activities	(1,628)	(3,296)
Cash flow (used in) / from financing activities	(1,920)	119
Net decrease in cash and cash equivalents	(7,714)	(2,935)
Cash and cash equivalents at the beginning of the period	41,095	48,156
Cash and cash equivalents at the end of the period	33,381	45,221

Operating Activities

Our cash flow from and used in operating activities primarily relates to changes in the components of our working capital, including cash received from our COVID-19 business, pharmaceutical partners and diagnostics clients, and payments made to our suppliers.

For the three months ended March 31, 2021, cash flow from operating activities was €242 thousand, an increase of €4,408 thousand as compared to cash flow used in operating activities of €4,166 thousand for the three months ended March 31, 2020. This change was mainly due to our COVID-19 testing business segment.

Investing Activities

Our cash flow used in investing activities consists of investments in intangible assets, property, plant and equipment.

For the three months ended March 31, 2021, cash flow used in investing activities was €3,296 thousand, as compared to cash flow used of €1,628 thousand from investing activities for the three months ended March 31, 2020. The increase was mainly due to investments made in respect of COVID-19 testing during the period of €1,770 thousand, of which €1,416 thousand was included in property, plant and equipment and €354 thousand related to the development of the Corona Test Portal.

Cash used in investment activities in our rare disease business includes mainly costs incurred in the development of new products and solutions, and the development of our IT driven and interpretation-based solutions. It also includes investment in property, plant and equipment used in the laboratories and other business operations.

Financing Activities

For the three months ended March 31, 2021, cash generated from financing activities was €119 thousand, an increase of €2,039 thousand as compared to cash flow used of €1,920 thousand for the three months ended March 31, 2020. The increase was primarily driven by the larger bank overdrafts which contributed €1,587 thousand as compared to €414 for the three months ended March 31, 2020. Furthermore, the amount used for the repayment of loans decreased from €1,060 thousand for the three months ended March 31, 2020 to €185 thousand for the three months ended March 31, 2021.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual Obligations and Commitments

The table below presents the residual contractual terms of the financial liabilities and commitments, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds as of March 31, 2021, but without showing the impact of offsetting.

	Total		Between 1	Between 3
	contractual	Less than	and	and	More than
	cashflow	1 year	3 years	5 years	5 years

Secured bank loans	768	467	301	—	—
Bank overdraft	3,122	3,122	—	—	—
Other bank loans	405	405	—	—	—
Lease liabilities (1)	30,451	4,263	6,651	4,422	15,115
Trade payables and purchase obligations	28,035	28,035	—	—	—
Total	62,781	36,292	6,952	4,422	15,115

(1)	Lease liabilities include leases related to lease contracts for land and buildings, offices, as well as various items including motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

Lease liabilities also include cash flows in relation to the expansion of our Rostock headquarters and leasing of our Frankfurt laboratory, our Airport Berlin, Airport Düsseldorf and Airport Frankfurt testing centers and additional laboratory space in Hamburg that are not accounted for yet. The future lease payments and utilities for these non-cancellable lease contracts are €206 thousand within one year, €1,686 thousand within five years and €4,855 thousand thereafter as at March 31, 2021.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—H. Critical Accounting Policies and Estimates” in our Annual Report.

JOBS Act Exemption

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (November 6, 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the heading “Risk Factors” in our Annual Report filed with the SEC on April 15, 2021. These risks and uncertainties include factors relating to:

•      our ability to effectively manage our future growth and to execute our business strategy;

•      our ability to generate sufficient revenue from our relationships with our pharmaceutical partners and clients, and to otherwise maintain our current relationships, or enter into new relationships, with pharmaceutical partners and clients;

•      the effects of the COVID-19 pandemic on our business, financial position and results of operations;

•      economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;

•      our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;

•      our assumptions regarding market size in the rare disease industry and our growth potential;

•      our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;

•      our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;

•      our continued reliance on our senior management team, in particular our CEO, and other qualified personnel and our ability to retain such personnel;

•      our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;

•      the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;

•      our ability to remediate our material weakness on internal control over financial reporting;

•      general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;

•      changes in government and industry regulation and tax matters;

•      other factors that may affect our financial condition, liquidity and results of operations; and

•      other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report.

You should refer to the section in our Annual Report titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements included herein or incorporated by reference herein will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.